Exhibit 99.1

Oriental Culture Holding LTD Announces 2021 Fiscal Year Financial Results

Hong Kong, China, May 2, 2022--Oriental Culture Holding LTD. (“OCG” or the “Company”) (NASDAQ: OCG), a leading online provider of collectibles and artwork e-commerce services, today announced its financial results for the fiscal year ended December 31, 2021.

Key Financial Highlights for Fiscal Year 2021:

●	Operating revenues increased by $20.2 million or 115.6% from $17.4 million in fiscal year 2020 to $37.6 million in fiscal year 2021.

●	Gross profit was $35.2 million in 2021 as compared to $14.8 million in 2020, representing a 137.7% growth from the same period in 2020.

●	Net income reached $11.4 million in 2021, an increase of 458.8% or $9.4 million from $2.0 million over the same period of 2020.

	For the Fiscal Years Ended December 31,
($ millions, except per share data)	2021	2020	% Change
Revenue	$37.6	$17.4	115.6%
Gross profit	$35.2	$14.8	137.7%
Gross margin	93.5%	84.8%	8.7 percentage points
Income from operations	$10.9	$1.7	561.3%
Operating profit margin	29.0%	9.4%	19.5 percentage points
Net income	$11.4	$2.0	458.8%
Earnings per share	$0.56	$0.13	330.8%
Net book value per share	$2.30	$2.15	7.2%

The information in this press release is subject to the more complete presentation set forth in in our Annual Report on Form 20-F for the period ended December 31, 2021 which has been filed with the Securities and Exchange Commission on May 2, 2022.

Mr. Lewis Wan, Chairman of the Board of Directors of the Company commented, “2021 is destined to be an extraordinary year for the Company. We not only delivered strong financial results amid challenges from COVID-19 pandemic, but also set new records for our revenue and net income, which is the best gift to celebrate our first anniversary of listing on Nasdaq. Looking forward, we are optimistic on the Company’s development in the emergence of NFT and Metaverse areas and the new position of Hong Kong to act as an East-Meets-West Centre for international cultural exchanges in the blockchain and related cultural and art products.”

Ms. Fiona Ni, Chief Financial Officer of the Company commented: “The art and collectible market has bounced back in China and Hong Kong in 2021, and we are optimistic about the global economy with the vaccine roll out worldwide, encouraging signs of early economic recovery, and continuing government stimulus measures. Thanks to the encouraging market environment, we not only achieved the record breaking revenues and net income in 2021 and our gross margin also reached to approximately 94% in 2021 comparing to approximately 85% in 2020.”

About Oriental Culture Holding LTD

Oriental Culture Holding LTD is an online provider of collectibles and artwork e-commerce services, which allow collectors, artists, art dealers and owners to access an art trading market with a wider range of collectibles and artwork investors. Through its subsidiaries in Hong Kong, the Company provides trading facilitation for individual and institutional customers of all kinds of collectibles, artworks and certain commodities on its online platforms, as well as online and offline integrated marketing, storage and technical maintenance service to customers in China. The Company is in the process of developing business and services relating to NFTs for cultural and artwork collections as well as a metaverse project. For more information about the Company, please visit: www.ocgroup.hk.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@ocgroup.hk

Phone: (852) 2110-3909